UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 12-16-02

DIVISION OF
CORPORATION FINANCE

03004542

January 9, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-9-2003

Darlene D. Kleiner
Assistant General Counsel
Verizon Communications Inc.
1095 Avenue of the Americas
Room 3869
New York, NY 10036

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

Dear Ms. Kleiner:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Verizon by Hans R. Reinisch. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Enclosures

cc: Hans R. Reinisch
170 West End Avenue
Apartment 6 M
New York, NY 10023

1095 Avenue of the Americas
Room 3869
New York, NY 10036
Tel 212 395-6299
Fax 212 575-6386

Darlene D. Kleiner
Assistant General Counsel

verizon

December 16, 2002

VIA UPS

RECEIVED
2002 DEC 17 PM 3: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Verizon Communications Inc.
Commission File No. 1-8606
Rule 14a-8, Shareholder Proposal
of Hans R. Reinisch

Ladies and Gentlemen:

Verizon Communications Inc. (the "Corporation") received a letter, dated October 31, 2002, as amended by letter dated November 14, 2002, from Hans R. Reinisch (the "Proponent"), including a proposal (the "Proposal") and requesting that the Corporation submit the Proposal to the Corporation's 2003 Annual Meeting of Shareholders. The Proposal would require that the Corporation's Annual Meetings "be held at least every other year in New York City and its immediate environs and that any such meeting be easily accessible by public transportation..." A copy of the Proponent's request letter, amended, and the Proposal are attached hereto as Exhibit A.

On behalf of the Corporation, I hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Corporation's intention to omit the Proposal from the Corporation's Proxy Materials in connection with the 2003 Annual Meeting of Shareholders for the reasons hereinafter set forth. In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I enclose for filing five additional copies of this letter and the Exhibit hereto.

Rule 14a-8(i)(7): Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal relates to the determination of the location of the Annual Meeting and, as such, is clearly a matter within the scope of the Corporation's ordinary business operations. The fixing of this location is a matter clearly within the purview of a company's management.

In several recent "no-action" letters on substantially the same issue, the Staff has taken the position that the determination of the location of a company's shareholder meetings is a matter relating to the conduct of the company's ordinary business operations and, thus, may be excluded from the company's proxy materials. Indeed, in February 2002, the Staff concurred in the Corporation's view that a shareholder proposal to limit the sites of all future Annual Meetings to the 14 jurisdictions comprising the former Nynex and Bell Atlantic territories was excludable from the Corporation's proxy materials under Rule 14a-8(i)(7) as relating to the Corporation's ordinary business operations. (Verizon Communications Inc. (December 20, 2001)) See, also, e.g., Edison International and Southern California Edison Company (December 21, 2000) (proposal mandated that shareholders' meetings be held within the company's service territory); PG&E Corporation (December 5, 2000) (proposal recommended that annual meeting be held in company headquarters at least two out of every three years); and National Fuel Gas Company (October 23, 2000) (proposal recommended that next annual meeting and at least every third one thereafter be held in areas where company's gas utility subsidiary does business). In addition, see Apple Computer, Inc. (December 27, 1999); The Walt Disney Company (October 18, 1999); Lucent Technologies, Inc. (October 28, 1998); and Northeast Utilities Service Company (December 18, 1995).

Determining the appropriate location for the Corporation's Annual Meeting involves an assessment of, among other issues, the availability of the Directors, appropriate management and staff resources to support the meeting at the location, the availability of adequate facilities at the desired location, associated costs and the accessibility to the Corporation's shareholders. The Corporation's Board of Directors and its management have an intimate knowledge of the Corporation's business, and are in the best position to make an informed decision as to the appropriate location for the Corporation's Annual Meeting. It is impractical for the Corporation's shareholders to direct this decision, as they do not, as a group, have the same knowledge of the company and its shareholders and the availability of the Directors, management and staff, and cannot as readily access and assess information regarding the feasibility of and costs associated with holding the meeting at a given location.

Moreover, to fix a specific location "at least every other year" for future company Annual Meetings would limit the discretion of the Board and management. Such an advance determination would eliminate the flexibility needed to fix the location of an Annual Meeting based upon the particular circumstances in a given year. Certainly, as a national telecommunications company, the Corporation should not be restricted to holding its Annual Meeting "at least every other year" in "New York City and its immediate environs." The Corporation seeks to hold meetings throughout the country in order to reflect the national reach of both its business and its shareholder base. We believe that limiting the location of shareholder meetings as in the Proposal unduly interferes with the conduct of the Corporation's business decisions and its ability to reach out to shareholders in communities across the country.

In light of the foregoing, in my opinion, the Proposal may be omitted from the Corporation's Proxy Materials under Rule 14a-8(i)(7).

Rule 14a-8(i)(1): Improper Subject for Shareholder Action

Under Rule 14a-8(i)(1), a proposal is excludable from a company's proxy materials if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The Corporation was incorporated in Delaware under the Delaware General Corporation Law ("DGCL"). Section 211 of the DGCL provides that meetings of shareholders "may be held at such place...as may be designated by or in the manner provided in the certification of incorporation or bylaws or, if not so designated, as determined by the board of directors." The Bylaws of the Corporation, Section 3.01, provide that: "All meetings of the stockholders of the corporation shall be held at such place within or without the State of Delaware as shall be designated by the board of directors...". The Proposal would have the shareholders entitled to vote at the Corporation's Annual Meeting in 2003, rather than the Board of Directors, determine the location of all future Annual Meetings. For these reasons, in my opinion, the proposal may be omitted pursuant to Rule 14a-8(i)(1).

* * * * * * * * *

For each of the above reasons, it is my opinion that the Proposal may properly be omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders. I respectfully request your confirmation that the Commission Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials for the Corporation's 2003 Annual Meeting of Shareholders. I am informing the Proponent of the Corporation's intention to omit the Proposal by sending the Proponent a copy of this letter with the Exhibit hereto.

Kindly acknowledge receipt of the letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (212) 395-6299.

Very truly yours,

Darlene D. Kleiner
Assistant General Counsel

Enclosures

DDK/fi

cc: Hans R. Reinisch

By Hand

Exhibit A

Hans R. Reinisch
170 West End Avenue
Apartment 6M
New York, N.Y. 10023

November 14, 2002

Ms. Darlene D. Kleiner
Assistant General Counsel
Verizon Communications, Inc.
1095 Avenue of the Americas
Room 3869
New York, N.Y. 10036

Re: Shareholder Resolution Revision

Dear Ms. Kleiner:

I am pleased to send you herewith my revised Novemer 11, 2002 letter which contains only one resolution. I am also sending you herewith a letter from my brokerage firm (Salomon Smith Barney) which indicates that I own 1594 shares for well over one year.

Incidentally, this leads me to ask whether you don't have this information in your books so that you can send out proxy material and in general know who your shareholders are.

Finally, to avoid misunderstandings my resolution deals with the location of Verizon's annual meetings.

Thanking you for your kind consideration, I remain --

Sincerely yours,

Hans R. Reinisch

Hans R. Reinisch

Encl:

cc: Securities and Exchange Commission

By Hand

Hans R. Reinisch
170 West End Avenue
Apartment 6 M
New York, N.Y.10023

November 11, 2002,
replacing October 31,
2002

Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
38th Floor
New York, New York 10036

RE: SHAREHOLDER RESOLUTION

Dear Sir:

I am sending you herewith a Shareholder Resolution for the 2003 Annual Meeting of Verizon shareholders.

"RESOLVED: That Annual Meetings of Verizon Communications, Inc. be held at least every other year in New York City and its immediate environs and that any such meeting be easily accessible by public transportation.

"SUPPORTING STATEMENT: Since New York City (Manhattan) is the corporate headquarters of Verizon Communications, Inc. and New York remains the financial and media capital of the world it makes sense that the annual meetings be held in New York as has frequently been done in the past. After the horrendous terorist attack of 9/11 Verizon went out of its way to advertise how much it supports New York and that it continues to support New York in its hour of need.

"However, to show its support and commitment Verizon could at least have held its Annual Meeting in New York in its great hour of need as it has done in the past, instead of transporting at great cost, a huge supporting staff and members of the Board of Directors and officers to a distant location.

Even if Verizon had made plans prior to 9/11 to hold the 2002 meeting in Minneapolis there was enough time to change the meeting location back to New York. Transporting large numbers of staff, officers and Board members is an expensive operation and management should be doing everything possible to reduce costs."

Respectfully submitted,
Hans Rudolph Reinisch
Hans R. Reinisch

cc: I own 1594 shares at
at Salomon Smith Barney

Securities and Exchange Commission, Wash.D.C.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 16, 2002

The proposal relates to the location of Verizon's annual meetings

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to the company's ordinary business operations (i.e., the location of Verizon's annual meetings). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor